Mail Stop 4561

October 3, 2006

Richard W. Gochnauer
President & CEO
United Stationers, Inc.
2200 East Golf Road
Des Plaines, IL 60016

>   **Re: United Stationers, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 6, 2006**
>   **Forms 10-Q for Fiscal Quarter Ended March 31, 2006 Filed May 8,**
>   **2006 and June 30, 2006, Filed August 7, 2006**
>   **Forms 8-K Filed February 17, 2006 and May 5, 2006 and August 3,**
>   **2006**

Dear Mr. Gochnauer:

We have reviewed your response to our letter dated August 9, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Supplier Allowances and Cumulative Effect of Change in Accounting Principle, page 47

1.   We note your response to our previous comment no. 3 where you indicate that the supplier allowances are not reimbursements for specific, incremental or separately identifiable costs incurred in selling the supplier's products. Please reconcile this

statement to your disclosures in Note 2 where you indicate that the supplier allowances were based on supplier participation in various Company advertising and marketing publications. Your response to comment no. 4 also indicates that the fixed allowances are recorded over the life of the publication. Please explain why the supplier allowances are not recorded as a reduction in your warehouse, marketing and administrative costs. Tell us where you record the catalog production costs in your statements of income. Also, provide a sample copy of a standard supplier allowance agreement for these fixed incentives.

2.   We further note that the Company is transitioning from the fixed incentive allowances to a calendar year program for "product content syndication". Please confirm that the allowances received under the new variable programs continue to be offsets for the suppliers participation in the Company's advertising and marketing publications. If so, then please explain the eight month overlap as discussed in your response to our previous comment no. 9 as it appears that the Company is receiving double credits for the same publication. Also, confirm that these variable programs differ from the variable programs previously in place, which were allowances based on the Company's estimated annual inventory purchase volume.

3.   We note your response to our previous comment no. 4 where you indicate that there were no "significant" adjustments recorded as a result of the Company not meeting its purchase volume requirements. Please provide a schedule of any adjustments recorded to your supplier allowance estimates by quarter. Also, please explain the variance in the supplier allowance as a percentage of revenues for each quarter. For instance, we note the allowance as a percentage increased from 6.08% in the first quarter of to 6.92% in the fourth quarter of fiscal 2005.

Inventories, page 49

4.   Please refer to comment 6 in our letter dated August 9, 2006. We have reviewed your response and note that for discontinued products, you reduce the inventory value to the lower of cost or market. However, it is not clear from your response whether slow moving or obsolete inventory is also reduced to lower of cost or market. Confirm that slow moving or obsolete inventory is reduced to the lower of cost or market or tell us how you value such items in inventory. Also, confirm that the Company will revise their disclosures in the future to remove the reference to inventory "reserves" pursuant to the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5.BB.

Note 5. Segments, page 55

5.   Please refer to comment 6 in our letter dated August 9, 2006. We note in your response that the Supply and Lagasse segments both distribute multiple product categories across your six major product categories and that multiple product categories are often consolidated into one shipment to a customer with one consolidated invoice. However, on page 1 of your 10-K it appears the Lagasse segment only distributes janitorial and sanitation products. Tell us why you believe that the <u>nature</u> of the <u>products</u> sold by each of your segments are similar based on this disclosure and tell us whether you record each product in a consolidated invoice with multiple product categories to each respective segment. Additionally, please provide us with copies of the financial information your Chief Operating Decision Maker uses to make decisions about resource allocation and performance assessment.

6.   Notwithstanding your response to our previous comment, please provide your pricing margins for the Company's two reportable segments (Supply and Lagasse) for each period presented. Tell us your consideration for including a discussion of the margins for each segment in your MD&A disclosures or why you believe such information is not useful to an investor. In this regard, we note your current disclosures on page 24, which indicate that the higher sales mix, due largely to the Sweet Paper acquisition, of janitorial/sanitation and foodservice consumable products, which generate higher pricing margins, helped to offset the decrease in the profit margin due to a decline in the pricing margin. Pursuant to the guidance in Section III.D SEC Release 33-6835, companies should quantify each source that contributed to a material change in your financial results (revenues, gross profit, operating expenses, etc.). Tell us how you intend to comply with these requirements.

Forms 10-Q for the quarterly period ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview and Recent Results, page 20

7.   Please refer to comment 9 in our letter dated August 9, 2006. We note in your response that there is a one time eight-month overlap period whereby income from both the calendar year variable program and the fixed allowance program will be recognized. Confirm that the "income" related to the calendar year variable program is being recorded as a reduction of cost of goods sold or tell us why this "income" is not being recorded as a reduction to cost of goods sold.

8.   We also note your response related to customer marketing program changes. Clarify whether the consideration given to your customers under the General Line Catalog Program and the Advertising Allowance Program is classified as a reduction in revenue or a cost or expense in your financial statements and how such consideration is recognized. In your response, tell us how your accounting complies with EITF 01-09

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief